SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                               (RULE 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO. 5)*


                     CONVERGENCE COMMUNICATIONS, INC.
----------------------------------------------------------------------------
                              (Name of Issuer)

                 Common Stock, par value $0.001 per share
----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                    None
                               --------------
                               (CUSIP Number)


                          Michael E. Cahill, Esq.
                    Managing Director & General Counsel
                            The TCW Group, Inc.
                    865 South Figueroa Street, Ste. 1800
                       Los Angeles, California 90017
----------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                             September 29, 2000
----------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g), check the following box. |_|

NOTE: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)
                            (Page 1 of 24 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain ing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 SCHEDULE 13D

CUSIP NO.  NONE                                         PAGE 2 OF 24 PAGES
-----------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         THE TCW GROUP, INC.
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                     (b)  |X|
-----------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
-----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            |_|
-----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
-----------------------------------------------------------------------------
                             7     SOLE VOTING POWER
     NUMBER OF
      SHARES                 ------------------------------------------------
   BENEFICIALLY              8     SHARED VOTING POWER
     OWNED BY                      5,768,600
       EACH                  ------------------------------------------------
     REPORTING               9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                  ------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                   5,768,600
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,768,600      (See Item 5)
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          |X|
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.6%          (See Item 5)
-----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         HC, CO
-----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT




                                SCHEDULE 13D

CUSIP NO. NONE                                          PAGE 3 OF 24 PAGES
-----------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ROBERT A. DAY
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |_|
                                                                   (b)  |X|
-----------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not applicable
-----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            |_|
-----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
-----------------------------------------------------------------------------
                             7     SOLE VOTING POWER
     NUMBER OF
      SHARES                 ------------------------------------------------
   BENEFICIALLY              8     SHARED VOTING POWER
     OWNED BY                      5,768,600
       EACH                  ------------------------------------------------
     REPORTING               9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                  ------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                   5,768,600
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,768,600            (See Item 5)
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          |X|
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.6%         (See Item 5)
-----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN, HC
-----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT




                                SCHEDULE 13D

CUSIP NO.  NONE                                          PAGE 4 OF 24 PAGES
-----------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TCW ADVISORS, INC.
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                     (b)  |X|
-----------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
-----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            |_|
-----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK
-----------------------------------------------------------------------------
                             7     SOLE VOTING POWER
     NUMBER OF
      SHARES                 ------------------------------------------------
   BENEFICIALLY              8     SHARED VOTING POWER
     OWNED BY                      5,768,600
       EACH                  ------------------------------------------------
     REPORTING               9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                  ------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                   5,768,600
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,768,600    (See Item 5)
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          |X|
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.6% (See Item 5)
-----------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
14
          HC, CO, IA
-----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT




                                SCHEDULE 13D

CUSIP NO.  NONE                                        PAGE 5 OF 24 PAGES
-----------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BAEZA & CO., L.L.C.
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                     (b)  |X|
-----------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
-----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            |_|
-----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-----------------------------------------------------------------------------
                             7     SOLE VOTING POWER
     NUMBER OF
      SHARES                 ------------------------------------------------
   BENEFICIALLY              8     SHARED VOTING POWER
     OWNED BY                      5,768,600
       EACH                  ------------------------------------------------
     REPORTING               9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                  ------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                   5,768,600
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,768,600 (See Item 5)
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          |X|
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.6%  (See Item 5)
-----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
-----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT




                                SCHEDULE 13D

CUSIP NO.   NONE                                         PAGE 6 OF 24 PAGES
-----------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MARIO L. BAEZA
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |_|
                                                                   (b)  |X|
-----------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
-----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            |_|
-----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
-----------------------------------------------------------------------------
                             7     SOLE VOTING POWER
     NUMBER OF
      SHARES                 ------------------------------------------------
   BENEFICIALLY              8     SHARED VOTING POWER
     OWNED BY                      5,768,600
       EACH                  ------------------------------------------------
     REPORTING               9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                  ------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                   5,768,600
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,768,600 (See Item 5)
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          |X|
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.6% (See Item 5)
-----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT




                                SCHEDULE 13D

CUSIP NO. NONE                                           PAGE 7 OF 24 PAGES
-----------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TCW/LATIN AMERICA MANAGEMENT PARTNERS, LLC
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                     (b)  |X|
-----------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF
-----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            |_|
-----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
-----------------------------------------------------------------------------
                             7     SOLE VOTING POWER
     NUMBER OF
      SHARES                 ------------------------------------------------
   BENEFICIALLY              8     SHARED VOTING POWER
     OWNED BY                      5,768,600
       EACH                  ------------------------------------------------
     REPORTING               9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                  ------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                   5,768,600
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,768,600 (See Item 5)
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          |X|
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.6% (See Item 5)
-----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
-----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT




                                SCHEDULE 13D

CUSIP NO. NONE                                         PAGE 8 OF 24 PAGES
-----------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TCW/LATIN AMERICA PARTNERS, LLC
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |_|
                                                                   (b)  |X|
-----------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF
-----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            |_|
-----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
-----------------------------------------------------------------------------
                             7     SOLE VOTING POWER
     NUMBER OF
      SHARES                 ------------------------------------------------
   BENEFICIALLY              8     SHARED VOTING POWER
     OWNED BY                      5,768,600
       EACH                  ------------------------------------------------
     REPORTING               9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                  ------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                   5,768,600
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,768,600 (See Item 5)
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          |X|
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.6% (See Item 5)
-----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         00
-----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                SCHEDULE 13D

CUSIP NO. NONE                                         PAGE 9 OF 24 PAGES
-----------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TCW/LATIN AMERICA PRIVATE EQUITY PARTNERS, L.P.
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |_|
                                                                   (b)  |X|
-----------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO, AF
-----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            |_|
-----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
-----------------------------------------------------------------------------
                             7     SOLE VOTING POWER
     NUMBER OF
      SHARES                 ------------------------------------------------
   BENEFICIALLY              8     SHARED VOTING POWER
     OWNED BY                      5,768,600
       EACH                  ------------------------------------------------
     REPORTING               9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                  ------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                   5,768,600
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,768,600 (See Item 5)
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          |X|
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.6% (See Item 5)
-----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
-----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                SCHEDULE 13D

CUSIP NO. NONE                                         PAGE 10 OF 24 PAGES
-----------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TCW/LATIN AMERICA OFF-SHORE POOL I, L.P.
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |_|
                                                                   (b)  |X|
-----------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO, AF
-----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            |_|
-----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CAYMAN ISLANDS
-----------------------------------------------------------------------------
                             7     SOLE VOTING POWER
     NUMBER OF
      SHARES                 ------------------------------------------------
   BENEFICIALLY              8     SHARED VOTING POWER
     OWNED BY                      1,612,902
       EACH                  ------------------------------------------------
     REPORTING               9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                  ------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                   1,612,902
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,612,902 (See Item 5)
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          |X|
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.9% (See Item 5)
-----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
-----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT




                                SCHEDULE 13D

CUSIP NO. NONE                                          PAGE 11 OF 24 PAGES
-----------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TCW/CCI HOLDING LLC
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |_|
                                                                   (b)  |X|
-----------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF
-----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            |_|
-----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
-----------------------------------------------------------------------------
                             7     SOLE VOTING POWER
     NUMBER OF
      SHARES                 ------------------------------------------------
   BENEFICIALLY              8     SHARED VOTING POWER
     OWNED BY                      4,155,698
       EACH                  ------------------------------------------------
     REPORTING               9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                  ------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                   4,155,698
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,155,698 (See Item 5)
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          |X|
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.8%  (See Item 5)
-----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
-----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT




                                SCHEDULE 13D

CUSIP NO. NONE                                         PAGE 12 OF 24 PAGES
-----------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TCW/CCI HOLDING II LLC
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |_|
                                                                   (b)  |X|
-----------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF
-----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            |_|
-----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
-----------------------------------------------------------------------------
                             7     SOLE VOTING POWER
     NUMBER OF
      SHARES                 ------------------------------------------------
   BENEFICIALLY              8     SHARED VOTING POWER
     OWNED BY                      1,612,902
       EACH                  ------------------------------------------------
     REPORTING               9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                  ------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                   1,612,902
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,612,902 (See Item 5)
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          |X|
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.9% (See Item 5)
-----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
-----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT




                                SCHEDULE 13D

CUSIP NO. NONE                                         PAGE 13 OF 24 PAGES
-----------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ERNESTO RAMON
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |_|
                                                                   (b)  |X|
-----------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         PF
-----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            |_|
-----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
-----------------------------------------------------------------------------
                             7     SOLE VOTING POWER
     NUMBER OF
      SHARES                 ------------------------------------------------
   BENEFICIALLY              8     SHARED VOTING POWER
     OWNED BY                      4,043
       EACH                  ------------------------------------------------
     REPORTING               9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                  ------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                   4,043
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,043 (See Item 5)
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          |X|
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .03 %  (See Item 5)
-----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT




                                SCHEDULE 13D

CUSIP NO. NONE                                         PAGE 14 OF 24 PAGES
-----------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         JOHN E. AVERY
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |_|
                                                                   (b)  |X|
-----------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         PF
-----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            |_|
-----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
-----------------------------------------------------------------------------
                             7     SOLE VOTING POWER
     NUMBER OF
      SHARES                 ------------------------------------------------
   BENEFICIALLY              8     SHARED VOTING POWER
     OWNED BY                      33,689
       EACH                  ------------------------------------------------
     REPORTING               9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                  ------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                   33,689
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         33,689   (See Item 5)
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          |X|
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .28%       (See Item 5)
-----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT




                                SCHEDULE 13D

CUSIP NO. NONE                                        PAGE 15 OF 24 PAGES
-----------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SCOTT FAMILY INVESTORS LLC
-----------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |_|
                                                                   (b)  |X|
-----------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         PF
-----------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            |_|
-----------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW JERSEY
-----------------------------------------------------------------------------
                             7     SOLE VOTING POWER
     NUMBER OF
      SHARES                 ------------------------------------------------
   BENEFICIALLY              8     SHARED VOTING POWER
     OWNED BY                      33,689
       EACH                  ------------------------------------------------
     REPORTING               9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                  ------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                   33,689
-----------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         33,689 (See Item 5)
-----------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          |X|
-----------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .28 %  (See Item 5)
-----------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
-----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT





ITEM 2.  IDENTITY AND BACKGROUND

Item 2 is hereby amended to add the following:

This Amendment No. 5 is filed on behalf of

      (1)   The TCW Group, Inc., a Nevada corporation ("TCWG");

      (2)   Robert A. Day, an individual;

      (3) TCW Advisors, Inc., a New York corporation and wholly-owned subsidiary of TCWG ("TCW Advisors");

      (4) Baeza & Co., L.L.C., a Delaware limited liability company wholly owned by Mario L. Baeza ("Baeza & Co.");

      (5)   Mario L. Baeza, an individual;

      (6) TCW/Latin America Partners, L.L.C., a Delaware limited liability company, the two members of which are TCW Advisors and Baeza & Co. ("TCW/LAP");

      (7) TCW/Latin America Management Partners, L.L.C., a Delaware limited liability company, the managing member of which is TCW/LAP ("TCW/LAMP");

      (8) TCW/Latin America Private Equity Partners, L.P., a Delaware limited partnership of which TCW/LAMP is the general partner, acting through TCW/LAP ("TCW/LAPEP");

            TCW/Latin America Off-Shore Pool I, L.P., a Cayman Islands limited partner ship, owned 20% by the International Finance Corporation (the "IFC") and 80% by TCW/LAPEP, of which TCW/LAMP is the administrative general partner, the managing member of which is TCW/LAP ("TCW/Off-Shore");

      (10) TCW/CCI Holding LLC, a Delaware limited liability company, wholly owned by TCW/LAPEP ("TCW/CCI");

      (11) TCW/CCI Holding II LLC, a Delaware limited liability company, wholly owned by TCW/Off-Shore ("TCW/CCI II");

      (12)  Ernesto Ramon, an individual;

      (13)  John Avery, an individual; and

      (14) Scott Family Investors LLC, a New Jersey limited liability company, whose members are John W. Scott, its General Manager, John Scott IV, Julia Leigh Harrison Scott, Robert Augustin Thorton Scott and Karen Darby Scott ("Scott Family Investors LLC").

TCWG, Robert Day, and TCW Advisors are referred to herein as the "TCW Related Entities". The TCW Related Entities and Baeza & Co., Mario Baeza, TCW/LAP, TCW/LAMP, TCW/LAPEP, TCW/Off-Shore, TCW/CCI and TCW/CCI II are referred to herein as the "TCW Parties." The TCW Parties and Ernesto Ramon, John Avery and Scott Family Investors LLC are hereinafter collectively referred to as the "Reporting Persons." Ernesto Ramon, John Avery and Scott Family Investors LLC (the "New Reporting Parties") were not signatories to the Schedule 13D or Amendment Nos. 1-4 to the Schedule 13D, and are herewith being added as signatories, Reporting Persons and, accordingly, parties to this Amendment No. 5. Ernesto Ramon, John Avery and Scott Family Investors LLC acquired securities of the Issuer pursuant to the Issuer's reallocation of a portion of the Second Option (as defined in Item 5(a) of Amendment No. 3 to the Schedule 13D). This Amendment No. 5 filed on behalf of the Reporting Persons amends the Statement on Schedule 13D, dated October 28, 1999 (the "Schedule 13D") with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of Convergence Communi cations, Inc., a Nevada corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 13D, as amended.

(a) - (c) & (f)

(x) Ernesto Ramon is the President of Ingersoll Rand and a member of an advisory board which provides advisory services to TCW/LAP with respect to its portfolio investments. Ernesto Ramon's principal business address is 730 NW 107th Avenue, Suite 300, Miami, FL 33172-3107. Ernesto Ramon is a citizen of the United States of America.

(xi) John Avery is a member of an advisory board which provides advisory services to TCW/LAP with respect to its portfolio investments. The principal business address for John E. Avery is P.O. Box 711, Madison, CT 06433. John Avery is a citizen of the United States of America.

(xii) Scott Family Investors LLC is a New Jersey LLC which serves as an investment vehicle for members of the Scott family. The principal business address for Scott Family Investors LLC is 40 Lydecker Street, Englewood, NJ 07631-3005.

(d)-(e)

During the last five years, none of the New Reporting Parties, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to add the following:

As previously reported, on September 29, 2000, TCW/CCI partially exercised the Second Option for 26,666 shares of Series C Preferred Stock. Also, on September 29, 2000, the Issuer reallo cated the balance of the Second Option consisting of 71,421 shares of Series C Preferred Stock by terminating such balance of the Second Option held by TCW/CCI, without any consideration to TCW/CCI, and granting a new option to the New Reporting Parties for the acquisition of such balance, which the New Reporting Parties acquired from the Issuer on such date, as follows: 4,043 shares of Series C Preferred Stock were acquired by Ernesto Ramon; 33,689 shares of Series C Preferred Stock were acquired by John Avery; and 33,689 shares of Series C Preferred Stock were acquired by Scott Family Investors LLC. The Series C Preferred Stock was acquired with personal funds of such New Reporting Parties. The New Reporting Parties have agreed to be bound by the terms of the Shareholders Agreement (as defined in Item 6, of the Schedule
13D).

ITEM 4.   PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following:

The New Reporting Parties have obtained their interest in the Issuer as an investment. As described in Item 6 of this Amendment No. 5 to the Schedule 13D, there is an agreement between the Issuer and the New Reporting Parties. Except as set forth elsewhere in this Amendment No. 5 to the
Schedule 13D, the New Reporting Parties and the other Reporting Persons have made no proposals and have entered into no agreements which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of their ongoing review of investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable laws, may formulate a plan with respect to such matters subject to applicable law, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) is hereby amended to add the following:

a) As of the date of this Amendment No. 5 to the Schedule 13D, Ernesto Ramon holds 4,043 shares of the Issuer's Series C Preferred Stock and no shares of Common Stock, John Avery holds 33,689 shares of the Issuer's Series C Preferred Stock and no shares of Common Stock and Scott Family Investors LLC holds 33,689 shares of the Issuer's Series C Preferred Stock and no shares of Common Stock. The Series C Preferred Stock held by Ernesto Ramon if converted into Common Stock, would represent approximately 0.01 % of the total issued and outstanding voting shares of the Issuer, assuming the conversion of all issued and outstanding shares of Series C Preferred Stock and Series D Preferred Stock. The Series C Preferred Stock held by Ernesto Ramon, if converted into Common Stock, would represent approximately 0.03 % of the total issued and outstanding Common Stock of the Issuer after giving effect to such conversion and assuming no other shares of Series C Preferred Stock or Series D Preferred Stock were converted into Common Stock. The Series C Preferred Stock held by each of John Avery and Scott Family Investors LLC would represent individually approximately 0.12% of the total outstanding voting shares of the Issuer, assuming the conversion of all issued and outstanding shares of Series C Preferred Stock and Series D Preferred Stock. The Series C Preferred Stock held by each of John Avery and Scott Family Investors LLC would represent individually approximately 0.28% of the total issued and outstanding Common Stock of the Issuer after giving effect to such conversion and assuming no other shares of Series C Preferred Stock or Series D Preferred Stock were converted into Common Stock.

Each of the TCW Parties may be deemed to beneficially own the Series C Preferred Stock held by each of the New Reporting Parties. Each of the TCW Parties disclaims beneficial ownership of the Series C Preferred Stock and any Common Stock reported herein which is held by each of the New Reporting Parties and the filing of this Amendment No. 5 to the Schedule 13D shall not be construed as an admission that the TCW Parties are beneficial owners of any securities held by each of the New Reporting Parties and covered by this Amendment No. 5 to the Schedule 13D.

Each of the New Reporting Parties may be deemed to beneficially own the Preferred Stock and the Common Stock held by the Reporting Persons (other than such Series C Preferred Stock held by each of them). Each of the New Reporting Parties disclaims beneficial ownership of the Preferred Stock and any Common Stock reported herein (other than such Series C Preferred Stock held by each of them) and the filing of this Amendment No. 5 to the
Schedule 13D should not be construed as an admission that such individuals and entity are the beneficial owners of any securities (other than such Series C Preferred Stock held by each of them) covered by this Amendment No. 5 to the 13D.

By virtue of the Reallocated Option Exercise Purchase Agreement (as described in Item 6 of this Amendment No. 5 to the Schedule 13D) the New Reporting Parties, together with the TCW Parties, may be deemed to constitute a "group" within the meaning of Section 13(d)(3) or Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As members of a group, for purposes of Sections 13(g) and 13(d) of the Exchange Act, the New Reporting Parties may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, all of the equity securities of the Issuer owned by TCW/CCI or TCW/CCI II. Accordingly, the Reporting Persons would be deemed to beneficially own an aggregate of 5,840,021 shares of Common Stock, or approximately 20.7 % of the total issued and outstanding shares of Common Stock, assuming the conversion of all issued and outstanding shares of Series C Preferred Stock and Series D Preferred Stock. The New Reporting Parties do not have the power to vote or dispose of any such shares owned by TCW/CCI or TCW/CCI II, and the TCW Parties do not have the power to vote or dispose of any such shares owned by the New Reporting Parties. The Reporting Persons expressly disclaim that any such "group" has been formed and except as set forth in the Schedule 13D, as amended, also disclaim beneficial ownership of any such shares held by any other members of such group.

In addition, to the extent a "group" is deemed to exist by virtue of the Shareholders Agreement and the Shareholder Joinder Agreement, each of the Reporting Persons would be deemed to have beneficial ownership, for purposes of Sections 13(g) and 13(d) of the Exchange Act, of all of the equity securities of the Issuer beneficially owned by the other parties to the Shareholders Agreement and the Shareholder Joinder Agreement. Accordingly, the Reporting Persons would be deemed to beneficially own an aggregate of 25,692,824 shares of Common Stock, or approximately 91.2 % of the total issued and outstanding shares of Common Stock, assuming the conversion of all issued and outstanding shares of Series C Preferred Stock and Series D Preferred Stock held by the parties to the Shareholders Agreement and the Shareholder Joinder Agreement. The Reporting Persons expressly disclaim that any such "group" has been formed and except as set forth in the Schedule 13D, as amended, also disclaim beneficial ownership of any such shares held by any other members of such group.

The filing of this Statement and any amendment hereto shall not be construed as an admission, for the purposes of Sections 13(g) and 13(d) and Regulation 13D-G of the Exchange Act nor for any other purpose or under any other provision of the Exchange Act or the rules promulgated thereunder, that any of the Reporting Persons is the beneficial owner of any securities owned by any other party to the Shareholders Agreement and the Shareholder Joinder Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following:

On September 29, 2000, the Issuer and the New Reporting Parties entered into a Reallocated Option Exercise Purchase Agreement (the "Agreement") pursuant to which the Issuer granted the New Reporting Parties an option to acquire 71,421 shares of Series C Preferred Stock at a purchase price of $7.50 per share in the amounts set forth as follows: 4,043 shares of Series C Preferred Stock to Ernesto Ramon; 33,689 shares of Series C Preferred Stock to John Avery; and 33,689 shares of Series C Preferred Stock to Scott Family Investors LLC. Pursuant to the Agreement, the New Reporting Parties agreed to be bound by the terms of the Shareholders Agreement and to be treated as part of the TCW Group (as defined in the Shareholders Agree ment).

The foregoing description of the agreements to which any of the New Reporting Parties is a party is qualified in its entirety by reference to such agreement, copies of which are filed as Exhibits hereto and incorporated herein by reference.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS

Item 7 is hereby supplemented as follows:

          Exhibit S   Joint Acquisition Statement Pursuant to Rule 13-D(f)(1).

          Exhibit T   Reallocated Option Exercise Purchase Agreement
                      between the Issuer, Ernesto Ramon, John Avery and
                      John W. Scott, through Scott Family Investors LLC
                      (the "Investors"), dated as of Septem ber 29, 2000.



After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 22nd day of February, 2001.


THE TCW GROUP, INC.


By: /s/ Harold H. Henderson
   --------------------------------------------
   Name:  Harold H. Henderson
   Title: Authorized Signatory


TCW ADVISORS, INC.


By: /s/ Harold H. Henderson
   --------------------------------------------
   Name:  Harold H. Henderson
   Title: Authorized Signatory


ROBERT A. DAY


By: /s/ Harold H. Henderson
   --------------------------------------------
   Name:  Harold H. Henderson
   Title: Under Power of Attorney dated
          March 31, 2000, on file with
          Schedule 13G for Cox Radio, Inc.,
          dated May 9, 2000


BAEZA & CO. L.L.C.


By: /s/ Mario L. Baeza
   --------------------------------------------
   Name:  Mario L. Baeza
   Title: Authorized Signatory


MARIO L. BAEZA


/s/ Mario L. Baeza
-----------------------------------------------
    Mario L. Baeza


TCW/LATIN AMERICA PARTNERS, L.L.C.

By: TCW ADVISORS, INC.


    By: /s/ Harold H. Henderson
       ----------------------------------------
       Name:  Harold H. Henderson
       Title: Authorized Signatory


    By: BAEZA & CO. L.L.C.


        By: /s/ Mario L. Baeza
           ------------------------------------
           Name:  Mario L. Baeza
           Title: Authorized Signatory


TCW/LATIN AMERICA MANAGEMENT PARTNERS, L.L.C.

By: TCW/LATIN AMERICA PARTNERS, L.L.C.

    By: TCW ADVISORS, INC.


        By: /s/ Harold H. Henderson
           ------------------------------------
           Name:  Harold H. Henderson
           Title: Authorized Signatory


    By: BAEZA & CO. L.L.C.


        By: /s/ Mario L. Baeza
           ------------------------------------
           Name:  Mario L. Baeza
           Title: Authorized Signatory


TCW/LATIN AMERICA PRIVATE EQUITY PARTNERS, L.P.

By: TCW/LATIN AMERICA PARTNERS, L.L.C.

    By: TCW ADVISORS, INC.


        By: /s/ Harold H. Henderson
           ------------------------------------
           Name:  Harold H. Henderson
           Title: Authorized Signatory


    By: BAEZA & CO. L.L.C.


        By: /s/ Mario L. Baeza
           ------------------------------------
           Name:  Mario L. Baeza
           Title: Authorized Signatory


TCW/LATIN AMERICA OFF-SHORE POOL I, L.P.

    By: TCW/LATIN AMERICA MANAGEMENT
        PARTNERS, L.L.C., its General Partner

        By: TCW/LATIN AMERICA PARTNERS, L.L.C.

            By: TCW ADVISORS, INC.


                By: /s/ Harold H. Henderson
                   ----------------------------
                   Name:  Harold H. Henderson
                   Title: Authorized Signatory


            By: BAEZA & CO. L.L.C.


                By: /s/ Mario L. Baeza
                   ----------------------------
                   Name:  Mario L. Baeza
                   Title: Authorized Signatory


    By: TCW/LATIN AMERICA PARTNERS, L.L.C.,
        as Managing General Partner

        By: TCW ADVISORS, INC.


            By: /s/ Harold H. Henderson
               --------------------------------
               Name:  Harold H. Henderson
               Title: Authorized Signatory


        By: BAEZA & CO. L.L.C.


            By: /s/ Mario L. Baeza
               --------------------------------
               Name:  Mario L. Baeza
               Title: Authorized Signatory


TCW/CCI HOLDING L.L.C.


By: /s/ Mario L. Baeza
   --------------------------------------------
   Name:  Mario L. Baeza
   Title: Authorized Signatory


TCW/CCI HOLDING II L.L.C.


By: /s/ Mario L. Baeza
   --------------------------------------------
   Name:  Mario L. Baeza
   Title: Authorized Signatory


ERNESTO RAMON


/s/ Ernesto Ramon
-----------------------------------------------
    Ernesto Ramon


JOHN AVERY


/s/ John Avery
-----------------------------------------------
    John Avery


SCOTT FAMILY INVESTORS LLC


By: /s/ John W. Scott
   --------------------------------------------
   Name: John W. Scott
   Its:  General Manager